JAMES R. LEONE
                                Attorney at Law
                                  P.O. Box 755
                        New Smyrna Beach, FL 32170-0755

                                 3188 Oak Lane
                              Edgewater, FL 32132
                            Telephone (386) 478-1743
                               Fax (386) 478-1744
                             Mobile (407) 701-8550

                        E-mail:jrleoneattorney@yahoo.com

                                February 25, 2003

BY MAIL AND FAX TO (202) 942-9516 (OR 15+ PP. -9626 OR 7 OR 8)
--------------------------------------------------------------

Phone (202) 942-1794
STEVEN J. HEARNE, Attorney Examiner
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

RE:  Alfa Utility Services, Inc.
     File No. 333-86984
     Withdrawal Of Form SB-2 Registration Statement


Dear Mr. Hearne:

           1. FORM SB-2 WITHDRAWAL; FEE NOT RETURNABLE. Alfa Utility Services, Inc. has authorized me to submit this request for withdrawal of its pending Form SB-2 Registration Statement pursuant to Rule 477. Alfa understands that the filing fee will not be returned.

           2. REASONS FOR WITHDRAWAL. The reasons for this request include the following: (A) Alfa now has a less urgent need for issuance of stock at this time or in the near future either for financing or for acquisitions. This is discussed in more detail near the end of this letter. (B) Absent that urgent need, Ontario Power Contracting Limited, which became a subsidiary of the former "blank check" shell company, Envirotech Mfg. Co., renamed as Alfa (the registrant), has realized that it need not give up such a high percentage of stock as it left with the original shareholders of the shell in order to obtain the advantages of a shall. (C) A straight registration now can be pursued with the time available, with closer to 100% of the stock benefits being available to





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Ontario Power and its employees, suppliers, customers, etc., or a different shell can be utilized, all because Ontario Power has the legal means to "unwind" from the Alfa/Envirotech shell. (D) Ontario Power has been offered two other shell acquisition opportunities on more favorable terms for its purposes, one having cash and tax losses to help finance business expansion. Thus, Ontario Power is withdrawing from the Alfa/EMC shell and will use one of the other shells or its own holding company as a registrant for a replacement Form SB-2. Accordingly, the SB-2 is being withdrawn.

           3. FORM 10-SB AMENDMENT. The Form 10-SB soon will be amended to reflect (A) the removal/withdrawal of Ontario Power from the Alfa/EMC shell, (B) the shell's absence of assets and future revenues, (C) a likely shareholder vote on dissolution, and (D) a concluding report to shareholders and the Commission.

           4. REPLACEMENT FORM SB-2 WITH REPLACEMENT HOLDING COMPANY REGISTRANT. As indicated above, for its long term plans, and so as not to lose the benefits of the Registration process, Ontario Power intends to utilize another holding company as a Form SB-2 registrant. It is intended to be either an existing or newly created subsidiary or a soon to be acquired shell with more favorable terms for Ontario Power's needs. (One available shell has both significant cash and operating losses for tax refunds that could finance business expansion for Ontario Power.)

           5. EXPEDITED/CURSORY AND "PLAIN ENGLISH" REVIEW.

               5A. EXPEDITED/CURSORY REVIEW ADVICE REQUESTED. We would appreciate your advice as to whether the replacement SB-2 would be favorably considered for expedited or cursory review as to most of its disclosures in view of the fact that the management and operational information would be virtually identical to the Alfa SB-2, and the now deferred marker seeding and future financing/acquisition issuances would be substantially or almost entirely the same. The main difference would be that the Selling Shareholders would be replaced and a much smaller number of Ontario Power employees, customers and/or suppliers, and/or their families would be substituted. It appears likely there would be few if any sales at the present time, other than perhaps a 5% dribble out under a replacement Stock Resale Form.

               5B. "PLAIN ENGLISH" AND OTHER COMMENTS RESPONSE REVIEW IS EXPECTED TO BE QUICK AND EASY WITH REDLINED TEXT. We believe there will not be any significant delay or difficulty due to your "Plain English" comment number 1, for the following reasons. The front and back cover, Summary, and Risk Factors are relatively short and will receive the closest "Plain English" attention. Originally we thought we simply could compare the SB-2 to the 10-SB. Because the 10-SB had




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been reviewed five (5) times and had passed muster, we thought we would only need to correct the SB-2 material which is not common with the 10-SB, in order to comply with the "clear writing" requirements. However, we have started to examine the "Plain English/Clear Writing" material suggested in comment number 1 in your January 13, 2003 Comment Letter on the SB-2 Amendment filed December 9, 2002. We now understand that only Prospectuses are subject to these rules, and thus the common portions might need some revision. We are dismayed at that possible inconsistency in the disclosure requirements, but we will do what is necessary to become fully compliant. Please advise us whether 10-SB material now in the SB-2 also needs "Plain English/Clear Writing" revision. The redlining on the new SB-2 will show exactly where we replace the offensive phrases and legalese. Our responses to other old SB-2 comments that still apply, or to new SB-2 comments, are not expected to require much Commission staff review effort as to text or accounting.

               6. ONGOING PRELIMINARY FINANCING DISCUSSIONS. Also alluded to above, Alfa/Ontario Power has been engaged in increasingly intense and productive preliminary discussions with M.H. Meyerson & Co. (and one or more other new financial advisors) who have made increasingly clear that it is premature to issue Ontario Power/Alfa stock at this time for financing or acquisitions. It is becoming increasingly likely that debt instruments can be utilized, particularly for possible municipal facilities construction that may be undertaken by Ontario Power (through contractors) for a somewhat related line of business which it has intended to enter for some time (power co-generation). Further, because of the favorable nature of the similar and closely related business acquisitions which Alfa/Ontario Power has had under preliminary discussion, it appears that debt financing also may be available to facilitate those acquisitions, together with the use of Restricted Stock, which obviously does not involve an urgent need for the current Form SB-2 Registration. Thus, there clearly is a reduced need to stay tied to the less desirable Alfa/EMC shell.

               7. CONCLUSION. Please advise us if you require any further information at this time. Please also advise us as to the anticipated withdrawal date for the SB-2. Thank you very much.






                                                              Yours Very Truly,


                                                              /s/ JAMES R. LEONE
                                                              ------------------
                                                              James R. Leone

ENCLOSURES
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None






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